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SEC SECU[illegible] 13012073 [illegible]ON

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APR 11 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 MACARTHUR BOULEVARD, WEST TOWER, SUITE 220
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLIN LAM 949-270-9327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA M. ADLER
Commission # 1938139
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2015

Signature

CHAIRMAN AND CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP 70

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street	City	State	Zip Code
71	72	73	74

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2012

CONTENTS

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Griffin Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Griffin Capital Securities, Inc. (the company) as of December 31, 2012.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Griffin Capital Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

March 26, 2013
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS:			
Cash and Cash Equivalents		$	1,218,673
Prepaid Expenses and Other Assets			458,142
Due from Affiliate			24,434
TOTAL CURRENT ASSETS			1,701,249
PROPERTY AND EQUIPMENT (Net)			87,091
TOTAL ASSETS		$	1,788,340

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:			
Accounts Payable and Other Current Liabilities		$	1,154,390
COMMITMENTS			
STOCKHOLDER'S EQUITY:			
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	5,000		
Additional Paid-In Capital	15,398,379		
Accumulated Deficit	(14,769,429)		
TOTAL STOCKHOLDER'S EQUITY			633,950
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$	1,788,340

The Accompanying Notes are an Integral Part of This Financial Statement

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (the company) is primarily engaged in the business of brokering public and private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

In February 2009, the company became the managing broker-dealer of a private REIT placement, Griffin Capital Essential Asset REIT, Inc. (formely Griffin Capital Net Lease REIT, Inc.) (the REIT). The REIT filed a registration statement with the Securities and Exchange Commission, which became effective on November 6, 2009. The company and the REIT executed an amended agreement to continue as the managing broker-dealer for the public REIT on November 6, 2009 and the private REIT placement was terminated.

On November 7, 2011, the company entered into a dealer manager agreement with Griffin American Healthcare REIT II, Inc. ("GAHR"), formerly known as Grubb & Ellis Healthcare REIT II, Inc. as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The company commenced providing services pursuant to the dealer manager agreement on January 9, 2012.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2012, approximates its fair value.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) FAIR VALUE MEASUREMENTS (continued)

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2012, the company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, accounts payable and other current liabilities, and the carrying amounts approximate fair value.

(e) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(f) DEFERRED RENT

The company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2012, the deferred rent liability totaled $20,859, which is included in accounts payable and other current liabilities.

(g) INCOME TAXES

Effective January 1, 2012, the company elected to be taxed as an S corporation under the Internal Revenue Code and certain state revenue and taxation codes. Under the applicable statutory rules, income and losses of an S corporation flow through to the stockholder of the company and are not taxed at the corporate level. Accordingly, no provision has been made for federal income taxes. The provision for income taxes represents the 1.5% franchise fee assessed by the State of California for corporations electing Subchapter S status. The provision for income taxes is not material to these financial statements, therefore has not been separately disclosed.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2009 and state examinations for the years before 2008.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) SUBSEQUENT EVENTS

The company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2012 for items that could potentially be recognized or disclosed in this financial statement. The evaluation was conducted through March 26, 2013, the date this financial statement was available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$	41,654
Office and Computer Equipment		68,810
Leasehold Improvements		14,584
TOTAL		125,048
Less: Accumulated Depreciation		(37,957)
NET PROPERTY AND EQUIPMENT	$	87,091

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the company had net capital of $139,736, which is $62,777 in excess of its required net capital of $76,959. The company is dependent on the continuing support of its stockholder which management considers will be maintained.

NOTE 4 - OPERATING LEASES

The company has an operating lease for its offices in Newport Beach which expires in December 2014. The company is obligated under this non-cancelable operating lease as follows:

Year Ending December 31		
2013	$	87,120
2014		21,780
TOTAL	$	108,900

NOTE 5 - FINANCIAL SUPPORT

The accompanying financial statement has been prepared assuming that the company will continue to receive financial support. As of December 31, 2012, the company has an accumulated deficit of $14,769,429. Management has been able to obtain support in the past from its stockholder, and believes that it can continue to obtain additional capital investments to adequately fund future operations of the company.

GRIFFIN CAPITAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of
Griffin Capital Securities, Inc.

We have audited the statement of financial condition of Griffin Capital Securities, Inc. as of December 31, 2012, and have issued our report thereon dated March 22, 2013, which contained an unmodified opinion on that financial statement. Our audit was performed for the purpose of forming an opinion on that financial statement as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statement as a whole.

GREEN HASSON & JANKS LLP

March 26, 2013
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

NET CAPITAL:		
Total Stockholder's Equity	$	633,950
Deductions:		
Non-allowable Assets		(489,712)
Haircut		(4,502)
NET CAPITAL	$	139,736
TOTAL INDEBTEDNESS:		
Accounts Payable and Other Current Liabilities	$	1,154,390
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required at 15:1 Ratio of Aggregate Indebtedness	$	76,959
Excess Net Capital	$	62,777
Excess Net Capital at 15:1 Ratio of Aggregate Indebtedness	$	62,777
Excess Net Capital at 10:1 Ratio of Aggregate Indebtedness	$	24,297
Ratio: Aggregate Indebtedness to Net Capital		8.26

See Independent Auditors' Report on Supplemental Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FOMR X-17A-5
As of December 31, 2012

Net Capital as Reported in the Company's Focus Report Part II	$	139,736
Net Capital Per Schedule I		(139,736)
NET CAPITAL	$	-

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

Exemption is Claimed Under Section (K)(2)(i) of Rule 15c3-3

SCHEDULE IV
INFORMATION RELATING TO POSSESION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

Exemption is Claimed Under Section (K)(2)(i) of Rule 15c3-3

See Independent Auditor's Report on Supplemental Information

Green
Hasson
Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com